GOLDCORP RELEASES 2017 SUSTAINABILITY REPORT

Vancouver, B.C. – June 28, 2018 – GOLDCORP INC. (TSX: G, NYSE: GG) today released its 2017 Sustainability Report detailing the company's economic, environmental and social performance during the year. The report is available at www.csr.goldcorp.com.

"Goldcorp's dedication to continuous improvement elevated our sustainability performance once again in 2017," said Mr. Brent Bergeron, Executive Vice President, Corporate Affairs and Sustainability. "Innovation, consultation and partnerships are cornerstones of our sustainability strategy, and underscore sustainability initiatives that are fully integrated with our business drivers. We are pleased to see that ongoing efforts to build trust and constructive working relationships with our host communities are delivering sustainable value – long-term social and economic benefits that make a positive difference in areas where we operate."

Goldcorp's 2017 Sustainability Report is independently assured and follows the requirements of the Global Reporting Initiative (GRI) Standards, the United Nations Global Compact (UNGC), and the International Council on Metals & Mining (ICMM).

Goldcorp's 2017 sustainability performance highlights include:

- Achieving Zero Fatalities during the year.
- Significantly improving the Company's safety performance. Over the year, Goldcorp's All Injury Frequency Rate (AIFR) declined by 37% and the Company reduced its Lost Time Injury Frequency Rate (LTFR) by 17%.
- Developing and implementing the Goldcorp Sustainability Performance Index (SPI) to monitor and measure performance in key sustainability areas (Safety & Health, Environment, Community Relations and Security) at all operating sites.
- Developing a multidisciplinary Diversity and Inclusion Strategy, which outlines actionable steps to advance Goldcorp's inclusive working environment.
- Contributing approximately US$9.94 million in cash and US$6.98 million in-kind to local communities in the form of donations, community investments, sponsorships and infrastructure improvements.
- Implementing the Risk Integration Project, which included updates to the Corporate Risk Governance Framework, the roll-out of a centralized risk management system and sustainability impact considerations.
- Launching new talent development opportunities including a redesigned StepUP leadership program and rolling out a new Future Leaders program. Both programs reinforce Goldcorp's ongoing commitment to supporting employee development at every stage of their career.
- Completing an employee opinion survey identifying specific areas to improve employee engagement. Each site/office is now working on an action plan designed to enhance the employee work experience.

- Developing and introducing a Water Accounting Framework, which defines the targets, milestones and success criteria of Goldcorp's Towards Zero Water (H2Zero) initiative.
- Developing a water valuation model, which resulted in a Water Valuation Toolbox and a company-wide set of unit costs for the full spectrum of water activities at Goldcorp's operations.
- Achieving greenhouse gas emission (GHG) savings of approximately 100,000 tonnes of CO_2e, equivalent to taking approximately 21,000 cars off the road for a year. Goldcorp announced Canada's first, fully electric underground mine at Borden, which will eliminate the use of diesel fuel and propane gas.
- Commencing significant reclamation work at Guatemala's Marlin Mine, the second mine in the world decommissioned and verified under the Principles & Standards of Practice of the International Cyanide Management Code (ICMC). Goldcorp's El Sauzal mine was first.

In 2017 Goldcorp was recognized for its achievements in corporate social responsibility and sustainability by receiving the Finance and Sustainability Initiative "FSI" award for best sustainability report in the Non-Renewable Resources category and was renamed to the FTSE4Good Index. Goldcorp is a proud member of several external organizations such as International Council of Mining & Metals (ICMM) and the Mining Association of Canada (MAC), which provide insight and opportunities for sustainability performance and set lofty standards for mining companies around the world.

Goldcorp will hold a conference call for Socially Responsible Investors and environmental, social and governance (ESG) analysts on Thursday, September 6, 2018 at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time to discuss its ESG practices, and sustainability goals described in the company's 2017 Sustainability Report.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Statement Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, the future price of gold, silver, zinc, copper and lead, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting and certification time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, health, safety and diversity initiatives, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding Goldcorp's present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Mexico, Argentina, the Dominican Republic, Chile or other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: future prices of gold, silver, zinc, copper and lead; mine development and operating risks; possible variations in ore reserves, grade or recovery rates; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment.

Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com